UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                    000-17601
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(Check One): [ ]Form 10-K [X]Form 20-F [ ]Form 11-K [ ] Form 10-Q [ ]Form N-SAR


         For year Ended:   March 31, 2009


         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the Transition Period Ended:  Not Applicable.

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


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PART I--REGISTRANT INFORMATION
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Bonso Electronics International, Inc.
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Full Name of Registrant


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Former Name if Applicable

Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street
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Address of Principal Executive Office (Street and Number)

Shek Mun, Shatin, Hong Kong
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant has experienced a delay in preparing the Form 20-F and the financial statements required in the Form 20-F for the year ended March 31, 2009 and needs additional time to complete the Form 20-F and the audited financial statements for the year ended March 31, 2009.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter            (303)                292-3883
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           (Name)               (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                      [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?           [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant expects a comprehensive loss of approximately $6.8 million during the fiscal year ended March 31, 2009 as compared to a comprehensive loss of approximately $8.0 million during the fiscal year ended March 31, 2008, a reduced comprehensive loss of approximately $1.2 million or approximately 15%.

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                      Bonso Electronics International, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  9/30/2009                         By: /s/ Henry F. Schlueter
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                                         Henry F. Schlueter, Assistant Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.







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